Filed by: Ultimus Managers Trust

(SEC File Nos.:333-180308; 811-22680)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

Deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934, as amended.

Subject Company: The Advisors’ Inner Circle Fund, on behalf of its Westwood Quality Value Fund, Westwood Quality SMidCap Fund, Westwood Quality SmallCap Fund, and Westwood Income Opportunity Fund (SEC File Nos.; 033-42484, 811-06400)

IMPORTANT INFORMATION REGARDING YOUR INVESTMENT

Westwood Quality SMidCap Fund

Westwood Quality SmallCap Fund

Westwood Quality Value Fund

Westwood Income Opportunity Fund

Dear Shareholder:

As you may know, the Westwood Funds will be holding a Special Meeting of Shareholders to ask you to vote on a very important business initiative for each of the Funds. The Meeting will be held on October 22, 2021 at 10:00 am eastern time. Prior to the Meeting, we are asking that all shareholders cast their vote in order to be represented at the meeting and support our proposal as detailed below.

THERE IS ONLY ONE AGENDA ITEM WHICH IS THE FOLLOWING:

1.	To approve the Plan, which provides for the reorganization each Westwood Fund into a corresponding Westwood Fund, which is a newly created series of Ultimus Managers Trust.

PLEASE NOTE: Each corresponding fund was created for the sole purpose of this reorganization. Each New Fund and the corresponding Existing Fund have the same investment objective and fundamental investment policies and substantially similar principal investment strategies and principal risks. The New Funds would continue to be advised by Westwood and the corresponding management fees and total expenses will not change.

WHAT ARE THE BENEFITS OF THE PROPOSED REORGANIZATIONS?

The service model employed by Ultimus is expected to provide long-term benefits to fund shareholders directly by reducing fund expenses and indirectly by supporting asset growth and enhancing adviser efficiency, with a further anticipated reduction of net expenses from improved economies of scale. In addition, each fund will benefit from more predictable services and fees as well as access to greater information and technology to enhance the shareholder experience.

Three convenient voting methods . . .

Please vote TODAY so that your vote may be recorded prior to the special meeting on October 22, 2021. Even an Abstain vote will help us to reach the required quorum to hold the shareholder meeting.

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free (877) 732-3612. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern time.

2. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

3. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

Please review the Proxy Statement and cast your vote on the Proposal. The Board of Trustees recommends that you vote FOR the Proposal. For more information, please refer to the proxy statement, which can be found at https://vote.proxyonline.com/Westwood/docs/Westwood_N14.pdf. Please read the proxy statement carefully because it contains important information.

Thank you for your consideration.